Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824

March 20, 2012

John M. Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation

Dear Mr. Hartz:

This letter is in response to your February 15, 2012 comment letter relating to our Form 10-K for the year ended December 31, 2010. Your comment accompanied by our response is provided below.

Form 10-K for the year ended December 31, 2010

10. Segment Information, page 28

1.	We have read your response to comment 1 in our letter dated December 2, 2011. Please upload as correspondence to Edgar the content of the December 12, 2011 email referenced in your response.

Response

In accordance with recent discussions with the staff, the Company is separately submitting the subject information to you, together with a request for confidential treatment, pursuant to 17 C.F.R. 200.83 (“Rule 83”). As required by Rule 83(b)(3), the Company is also sending a copy of the request for confidential treatment (but not the information for which confidential treatment is requested) to the Commission’s Office of FOIA Services.

In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

o	Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Acme United Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul G. Driscoll

Paul G. Driscoll
Vice President and Chief Financial Officer